WEIL, GOTSHAL & MANGES LLP
       A Limited Liability Partnership Including Professional Corporations
                   767 Fifth Avenue   New York, NY  10153-0119
                                 (212) 310-8000
                               Fax: (212) 310-8007



                                                            April 22, 1997



     Securities and Exchange Commission
     450 Fifth Street, N.W.
     Washington, D.C.  20549

          Re:  USI American Holdings, Inc. and
               U.S. Industries Inc. -- Application for
               Withdrawal of Registration Statement on
               Form S-4 (Registration Nos. 333-20183
               and 333-20183-01)
               ---------------------------------------

     Ladies and Gentlemen:

               Pursuant to Rule 477 of the Securities Act of 1933, application is hereby made on behalf of USI American Holdings, Inc. (the "Issuer") and U.S. Industries, Inc. (the "Company") to withdraw the Issuer's and the Company's Registration Statement on Form S-4 (Registration Nos. 333-20183 and 337-20183-01), including the exhibits thereto (the "Registration Statement"). The Registration Statement has not been declared effective by the Securities and Exchange Commission (the "Commission").

               This application for withdrawal is made upon the following grounds:

               The Registration Statement incorporated by reference information about the Company, as the Company believed that it was eligible to use Form S-3 at the date the Registration Statement was filed (January 22, 1997). The Staff subsequently brought to the Company's attention its failure to file a Current Report on Form 8-K on a timely basis, which had made the Company ineligible to use Form S-3 at the time the Registration Statement was filed. The failure to file was inadvertent and has been corrected.




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     Securities and Exchange Commission
     April 22, 1997
     Page 2

               The Company became eligible to use Form S-3 once again on February 1, 1997. After the Registration Statement is withdrawn, the Issuer and the Company will immediately file a new Registration Statement on Form S-4, which incorporates by reference information about them based upon the Company's restored eligibility to use Form S-3.

               As a result of the foregoing, the Issuer and the Company have determined to apply to the Commission for the withdrawal of the Registration Statement.

               If you have any questions regarding this application, please contact the undersigned at (212) 310-8438 or Marita A. Baker at (212) 310-8239.

                                   Very truly yours,

                                   /s/ Ellen J. Odoner

                                   Ellen J. Odoner


     cc:  Mariana Prieto, Esq.
            Securities and Exchange Commission

          George H. MacLean, Esq.
            Senior Vice President, General
            Counsel and Secretary
              U.S. Industries, Inc.




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